[Strasburger & Price, L.L.P. letterhead]
March 20, 2008

W. GARNEY GRIGGS
713.951.5613
Direct Fax: 832.397.3522
garney.griggs@strasburger.com
VIA FEDEX/FAX/EDGAR TRANSMISSION
Securities and Exchange Commission
Mail Stop 7010
100 F St., NE
Washington, D.C. 20549-7010
Attn: Anne Nguyen Parker, Division of Corporate Finance

RE:	Atwood Oceanics, Inc.
Form 10-K for fiscal year ended September 30, 2007
Filed November 29, 2007

Form 10-Q for fiscal quarter ended December 31, 2007
Filed February 8, 2008

Schedule 14A
Filed January 14, 2008

File No. 1-13167
Ladies and Gentlemen:
     With respect to the comments of the staff to the captioned filings, on behalf of Atwood Oceanics, Inc. (the “Company”), we submit the following responses to your letter dated February 26, 2008. As we have discussed with Donna Levy and as further discussed herein, we propose to address certain of the staff’s comments in future reports filed by the Company after the staff has completed its review of the Company’s responses. The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of February 26, 2008. For your convenience, we are enclosing a copy of your February 26, 2008 letter. We are filing this letter via EDGAR.
Form 10-K for fiscal year ended September 30, 2007
1.	Please provide us with an analysis as to whether you are required to file your agreements with your 3 customers that accounted for more than 10% of your consolidated revenues in fiscal year 2007.

Securities and Exchange Commission
Division of Corporate Finance

     Response:
1)	Pursuant to Regulation S-K, Item 601(10), the Company must file material contracts with its Form 10-K and with certain other filings, as applicable, including a Form 10-Q for the reporting period during which the Company enters into a material contract. The Company entered into agreements in the ordinary course of business with the 3 customers that accounted for more than 10% of its consolidated revenues in fiscal year 2007. According to Regulation S-K, Item 601(10)(ii), if a contract is of the type that ordinarily accompanies the kind of business conducted by the Company, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) to (D) thereof. Subsections (A), (C), and (D) are inapplicable to the subject agreements.

Subsection (B) requires the filing of any contract upon which the Company’s business is substantially dependent. Based upon historical and current utilization rates and backlog, the Company does not believe that any of the subject agreements were contracts upon which the Company’s business was substantially dependent. If one of the agreements would have been cancelled or suspended, the Company believes that it would have been able to (x) start work on the next contract for the rig or (y) move the rig to a shipyard for regular maintenance earlier than scheduled and market the rig for replacement work in the interim, thus mitigating any losses as a result of such cancellation or suspension. Additionally, substantially all of the Company’s drilling contracts, including the subject agreements, provide that in the case of early termination of the firm commitment portion of such contracts, including an exercised option, the other party is subject to a cancellation penalty equal to the remaining committed portion of the contract. As the Company does not believe that its business is substantially dependent upon the subject agreements and they were entered into in the ordinary course of business, the Company does not believe it is required to file the subject agreements.

As further information for the staff, the Company advises that the reason those agreements accounted for greater than 10% of the Company’s consolidated revenues in fiscal year 2007 is due to the relatively small size of the Company’s fleet (8 rigs), and the fact that the Company can only operate for so many customers at any given time.

Securities and Exchange Commission
Division of Corporate Finance

Schedule 14A
2.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response:
2)	The Company advises that it will comply with the staff’s following comments in all future filings, subject to the following additional clarifications. As discussed with Donna Levy, the Company advises that its compensation program is subject to review of and change by its Compensation and Human Resources Committee (the “Committee”). Therefore, the components of the Company’s compensation program, the allocation among components and the criteria associated with each component may change in the future. Any future compensation discussion and analysis will necessarily be revised to reflect changes to the Company’s compensation program, if any, as well as the Committee’s analysis associated with the components thereof as related to the Company’s and each named executive officer’s actual performance in future periods.

Attached as Exhibit A is a revised version of the Compensation Discussion and Analysis included in the Company’s Schedule 14A which complies with the staff’s comments in Items 3 and 4 below. To the extent of its relevancy and applicability, the Company will disclose the same or similar information in its future filings.
Compensation Discussion and Analysis
3.	You state that for base salary, annual bonus, and long term incentive awards you look at a variety of factors, including both individual performance and company performance and operations. In terms of assessing company performance, we note the financial criteria you list and the operational targets you specify.
•	Specify the actual targets for each of the financial criteria that are taken into account in making compensation decisions. State in each case by what margin or amount you met or failed to meet targets.

Securities and Exchange Commission
Division of Corporate Finance

•	For the operational performance targets, state in each case by what margin or amount you met or failed to meet targets. Clarify what you mean by the factor calling for “superior results for environmental impact.”

•	Explain how the fact that you had a greater number of safety incidents in 2007 impacted the amount of the discretionary bonus for each officer.

•	Specifically identify all of the performance objectives for each named executive officer and discuss more fully how you determined the actual amount of base salary, annual bonus, and long-term stock incentive awards for each officer by discussing whether, and the extent to which, he or she met such objectives. For example, we note that you state that no named executive officer received the entire multiple of 2 times base salary for fiscal 2007. Explain why this was the case for each officer.
     Response:

3)(a)	The first bullet point above asks for the actual targets for each of the financial criteria that the Committee took into account in making compensation decisions for fiscal year 2007 and the margin or amount the Company met or failed to meet those targets. The financial criteria were:
i.	gross revenue,

ii.	earnings before income tax, depreciation and amortization (“EBITDA”),

iii.	return on equity (“ROE”),

iv.	income tax,

v.	stock price performance, and

vi.	operating margin.
Gross revenue. The gross revenue target for fiscal year 2007 was $377,000,000. The Company exceeded the target by 7%, with actual gross revenue for fiscal year 2007 of $403,000,000, which was 45% higher than actual gross revenue for fiscal year 2006 of $277,000,000.
EBITDA. The EBITDA target for fiscal year 2007 was $192,000,000. The Company exceeded the target by less than 1%, having actual EBITDA of $193,000,000 in fiscal year 2007, which was 58% higher than actual EBITDA for fiscal year 2006 of $122,200,000.

Securities and Exchange Commission
Division of Corporate Finance

ROE. The ROE target for fiscal year 2007 had two components: (a) improving ROE over fiscal year 2006 results and (b) achieving a ROE equal to the average ROE for the Company’s metrics peer group. The Company’s actual ROE for fiscal year 2007 was 26% compared to 21% for fiscal year 2006, representing an increase of 24%. The average ROE of the Company’s metrics peer group for fiscal year 2007 was 26.2%, meaning the Company missed the target by less than 1%.
Income tax. The target effective average income tax rate for fiscal year 2007 was a rate of less than 20%. The Company exceeded the target as its actual effective average income tax rate for fiscal year 2007 was 13%. Supplementally, the Company advises that it earned 93% of its fiscal year 2007 revenue in its international operations across eleven countries outside the US.
Stock price performance. The stock price performance target for fiscal year 2007 was the achievement of at least the average stock price performance of the Company’s metrics peer group. The Company exceeded the target as its stock price in fiscal year 2007 grew 70%, placing it first in its metrics peer group which averaged growth of 41.5%.
Operating margin. The fiscal year 2007 target for operating margin was the achievement of at least the average operating margin of the Company’s metrics peer group. The Company’s operating margin for fiscal year 2007 was 53.7% and the average of the metrics peer group was 58.2%, meaning the Company missed the target by 7.7%.

3)(b)	The second bullet point above asks for the margin or amount by which the Company met or failed to meet its operational performance targets and asks for clarification regarding “superior results for environmental impact.” The measures for operational performance for fiscal year 2007 included:
i.	the number and severity of safety, operational and/or security incidents,

ii.	superior results for environmental impact,

iii.	rig utilization, and

iv.	rig downtime.

Securities and Exchange Commission
Division of Corporate Finance

Number and severity of safety, operational and/or security incidents:
Safety. The Company’s safety target was a fiscal year 2007 Total Recordable Incident Rate (“TRIR”), geographically-weighted to the offshore region, equal to or less than the average 2007 TRIR reported by the International Association of Drilling Contractors (“IADC”). Although the incidents were minor, the Company did not meet this target as it reported a TRIR of 1.84 vs. the geographically-weighted IADC offshore average of 1.19, or 55% greater than the target.
Operational incidents. Operational incidents are unscheduled events due to equipment or procedural shortcomings that interrupt the forward progress of operations. The Company’s target for fiscal year 2007 was to experience no more than two incidents. Despite increased complexity of operations in deeper water depths, the Company met this target with two actual operational incidents in fiscal year 2007.
Security incidents. The Company had a target of no security incidents in fiscal year 2007. As no security incidents were reported, the Company met this target.
Environmental impact. For fiscal year 2007, the Company had a target of no offshore spills or discharges overboard of environmentally harmful chemicals/products, and for the fourth consecutive year, the Company reported no such spills or discharges. The Company’s fleet operates in widely dispersed areas for different customers, yet the Company’s common processes for handling environmentally harmful chemicals/products have been effective, resulting in a superior performance in this area in the opinion of the Committee.
Rig utilization. The Company’s fiscal year 2007 rig utilization target was set at 100%. The Company achieved actual rig utilization of 100% in fiscal year 2007, meeting this target.
Rig downtime. Rig downtime is assessed based upon whether the downtime is due to repairs, operational incidents, or lack of contract, and whether the downtime is at a repair rate or at zero rate. Certain customer sources have established downtime standards of approximately 2% for bottom-supported rigs and approximately 4% for floating rigs. The Company has a mix of

Securities and Exchange Commission
Division of Corporate Finance

bottom-supported and floating rigs. The Company’s target was for no zero rate downtime from operational incidents in fiscal year 2007 and for overall rig downtime not to exceed 3%. Actual rig downtime for fiscal year 2007 was 2.3%, a 23% improvement over the target. While the Company had 0.28% zero rate downtime from operational incidents in fiscal year 2007, the Committee considered that to have been effectively no zero rate downtime.

3)(c)	The third bullet point above asks for an explanation of how the fact that the Company had a greater number of safety incidents in fiscal year 2007 impacted the amount of the discretionary bonus for each officer. In fiscal year 2007, Messrs. Irwin and Smith were the two executive officers primarily responsible for safety, and therefore, their discretionary bonuses were negatively impacted by the failure to achieve the target. The other three executive officers, Messrs. Holland, Kelley and Quintero, were not in leadership positions which impacted this particular target. Therefore, the bonuses for Messrs. Holland, Kelley, and Quintero were not impacted by the failure to achieve the target.

3)(d)	The fourth bullet point above asked that all of the performance objectives for each named executive officer be specifically identified and there be a discussion regarding the determination of the actual amount of base salary, annual bonus, and long-term stock incentive awards for each officer by discussing whether, and the extent to which, he met such objectives. The staff also asked for an explanation why no named executive officer received the entire multiple of two times base salary for fiscal 2007.

The multiple for an individual executive officer may range from 0.5 to 2.0. As described above, objective measures of financial and operational performance were mostly above target. The Committee also reviewed more subjective measures such as succession planning, executive development, employee satisfaction, and reputation among customers, and believed that both the Company and the individual officers had a positive performance in that regard. Based upon both these objective and subjective measures, the Committee concluded that a multiple greater than 1.0 was appropriate for the Company’s senior executive officers, with the more senior the executive officer, the higher the multiple, adjusted up or down based upon the Committee’s subjective assessment of each individual executive officer’s contribution toward achieving the targets.

Securities and Exchange Commission
Division of Corporate Finance

The multiple is based upon both Company and individual performance, with individual performance based upon the named executive officer’s primary area of responsibility, except in the case of Mr. Irwin. For Mr. Irwin, the Committee considered both his individual performance as well as the individual performance of each of his direct reports, including the other named executive officers. As Chief Executive Officer, the Committee believes that it is appropriate to hold him accountable for the performance of his direct reports in addition to his own performance. No named executive officer received the entire multiple of up to 2.0 times their percentage base salary for fiscal year 2007 as Messrs. Irwin and Holland received a multiple of 1.8, Mr. Kelley a multiple of 1.6, Mr. Quintero a multiple of 1.4 and Mr. Smith a multiple of 1.25.
Mr. Holland is primarily responsible for financial matters such as tax and cash flow management, financial internal controls and other associated matters that affect the ability of the Company to meets its financial targets.
Mr. Kelley is primarily responsible for contractual and marketing matters that affect operational targets including rig utilization and operating margin.
Mr. Quintero is primarily responsible for engineering and management of construction projects that affect financial targets, rig utilization and rig downtime.
Mr. Smith is primarily responsible for operational matters that affect operational targets including safety and operational incidents.
In determining base salary, annual bonus and long-term stock incentive awards, the Committee takes into account available data relating to its overall peer group, the relative position of each named executive officer as compared to similarly situated executive officers at the peer group companies and the performance of the Company compared to the metrics peer group with regard to the targets considered by the Committee. The performance of each of the Company’s named executive officers additionally contributed to the overall performance of the Company, and, therefore, the Committee additionally took that into account when making its determinations.

Securities and Exchange Commission
Division of Corporate Finance

Potential Payments Upon Termination or Change-in-Control
4.	Explain why you structured the payment provisions under these agreements in the manner that you did. State whether, and if so, how, the potential payments and benefits payable under these agreements have influenced decisions regarding other compensation elements for the executives.

Response:
4)	The Company has (a) entered into Executive Agreements on September 18, 2002, with Messrs. Irwin, Holland and Kelley and (b) established the Atwood Oceanics, Inc. Retention Plan for Certain Salaried Employees (the “Retention Plan”). The Executive Agreements address the terms of executive employment and compensation in the event of a termination of employment for Messrs. Irwin, Holland and Kelley in connection with a change-in-control of the Company only and not as a result of termination unrelated to such change-in-control. Likewise, payments would be made to the Company’s other senior executives under the Retention Plan on the same basis as other members of management in connection with a change of control of the Company.

The payment provisions in the Executive Agreements are meant to provide the relevant executive an appropriate retention incentive while balancing the value to the Company of such retention beyond a transition period. The payment provisions in the Retention Plan are similarly structured. As a result, the more senior a participant and the longer his or her tenure with the Company, the greater the retention payment under the Retention Plan. The Committee believes that seniority and tenure are reflective of the value of the participant’s services to the Company during a transition period.

In the event of a change-in-control of the Company, any outstanding awards granted to any participant (including the Company’s senior executives) under the Company’s stock incentive plans will be immediately fully vested, fully earned and exercisable, if an option, and any restriction period will terminate immediately. The Committee believes the Company’s senior executives should receive the same treatment as other participants in this regard.

The Committee believes it to be in the best interests of the Company to provide incentives for its senior executives to remain with the Company during the transition period surrounding a change-in-control. However,

Securities and Exchange Commission
Division of Corporate Finance

based upon the Company’s history, the Committee has not relied upon employment agreements or other incentives not available to other members of management to retain the Company’s senior executives outside of a change-in-control event. Rather, the Committee has focused on the long term incentive component of the Company’s compensation system to address retention, as discussed in the Compensation Discussion & Analysis.
The Company has advised us that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company has advised us that it understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of its filings or in response to the staff comments on its filings.
Please do not hesitate to call me at 713-951-5613 or Dana LeDoux at 713-951-5683 if you have any questions or comments regarding the foregoing. Thank you for your time and consideration in this matter.
Very truly yours,
/s/ W. Garney Griggs/ by permission Dana LeDoux
W. Garney Griggs
WGG:rf

cc:	Donna Levy Mr. James M. Holland Atwood Oceanics, Inc. 15835 Park Ten Place Dr. Houston, TX 77084 Dana LeDoux (Firm)

Exhibit A
COMPENSATION DISCUSSION AND ANALYSIS
Compensation Policies for Executive Officers
     Philosophy
     Our executive compensation policies are designed by the members of our Compensation and Human Resources Committee of our Board of Directors (the “Committee”) to provide competitive levels of compensation commensurate with performance, recognize individual initiative and achievements, and assist us in attracting and retaining qualified executives. Our policies seek to align executive compensation with our objectives, business strategy and financial performance. In applying these policies, we seek to:
•	reward executives for long-term strategic management and the enhancement of shareholder value;

•	support an environment that rewards performance with respect to our goals, as well as our performance relative to our competitor companies;

•	integrate compensation programs with our short and long-term strategic plans;

•	attract and retain key executives critical to our long-term success; and

•	align the interests of executives with the long-term interests of shareholders through equity awards.
     Business Context and Peer Group
     We are engaged in international offshore drilling and the completion of exploratory and developmental oil and gas wells.
     The international offshore drilling services business is highly competitive with numerous participants and the competition for hiring talented individuals in the international offshore drilling industry has been steadily growing, making it increasingly difficult to attract and retain employees on our rigs and in our offices. Therefore, it is more imperative than ever that each element of our compensation be competitive, while still demanding of our employees the extra effort that returns value to our shareholders.
     Our primary competitive market for talent includes other companies in the energy industry (oil and gas companies, offshore drilling companies, and other energy services companies) of similar market value, size, operating complexity and growth potential (our “peer group”). With assistance from our professional consultants, we have determined that our peer group for compensation purposes in fiscal year 2007 was: Bronco Drilling Company Inc., Dril-Quip Inc., GulfMark Offshore, Inc., Hercules Offshore Inc., Parker Drilling Co., Petroleum Development Corp., RPC Inc., Swift Energy Co. and Todco. The composition of the peer group is periodically reviewed and updated by the Committee with assistance from our professional consultant. As further discussed below, we received studies from our professional consultants, including salary and bonus compensation data, as well as the nature and amount of stock awards given, based on our peer group. This data is used by our Committee in determining the salary, bonus and amount of stock incentives to award our executives.
     Administration and Oversight of the Executive Compensation Program
     Our executive compensation program is administered by the members of our Committee. The Board of Directors who are members on our Committee are independent as required by the New York Stock Exchange Listing Standards and as determined by the Board in its business judgment. No member of the Committee has a relationship to the Company that may interfere with the exercise of his or her independent judgment, as such independence is defined by New York Stock Exchange Listing Standards, and all of the Committee members are “non-employee directors” as that term is defined under the Securities and Exchange Commission Rule 16b-3 and “outside directors” as that term is defined for the purposes of the Internal Revenue Code, section 162(m). The Committee currently consists of four members: George S. Dotson, who is the chairman, Deborah A. Beck, Robert W. Burgess and James R. Montague. The Committee’s responsibilities include, but are not limited to, the following:

•	making recommendations to the Board regarding both long and short term incentive compensation and equity-based plans for all employees of the Company;

•	recommending to the Board the compensation of non-employee directors of the Company;

•	reviewing and approving Company goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and, either as a Committee or together with the other independent directors (as directed by the Board), determining and approving the Chief Executive Officer’s compensation level based on this evaluation;

•	producing a Committee report on executive compensation as required by the Securities and Exchange Commission (“SEC”) to be included in the Company’s annual proxy statement or annual report on Form 10-K filed with the SEC; and

•	performing such general oversight and investigation functions related to Company compensation inherent to the responsibilities designated herein or set forth in future resolutions of the Board.
           For fiscal year 2007, the Committee engaged Longnecker & Associates (“L&A”) as its professional consultant. The Committee felt it was beneficial to have independent third party analysis and L&A has extensive experience in providing executive compensation advice, including specific experience in the oil and gas industry. The Committee took into consideration the discussions and guidance from L&A, as well as the compensation studies created and assembled by L&A, in the analysis it used in making its competitive compensation decisions.
     Overall Targets
     In creating its report to the Committee, L&A first determined our peer group, as discussed above, based upon market studies and information provided by the Company, and the Committee agreed with the selection of our peer group. L&A then reviewed the total direct compensation (base salary, annual incentives, and long-term incentives) for our executive officers and assessed the competitiveness of our executive compensation based on size and performance as compared to our peer group and as compared to published survey data on companies in the oil and gas wells drilling and services industry with annual revenue levels similar to our projected fiscal year 2007 revenues. Historically, we have aimed to pay our executives at a level that generally approximates the 50th percentile of overall total compensation for similarly situated executives at the reviewed companies. We believe that this level of compensation has enabled us to attract and retain quality executives while allowing us to keep compensation costs manageable, producing a good return for our shareholders.
     The L&A report concluded that, overall, base salaries and direct total compensation for our executive officers are closely aligned with the 50th percentile of the surveyed companies, and that our process for determining executive compensation is well aligned with shareholder interests. Based upon our analysis of the L&A report, we believe that our total compensation package remains within our target levels.
     Compensation Program Components
     In order to implement our compensation philosophy, as described above, we have developed a straightforward compensation package consisting of:
•	base salary;
•	discretionary annual bonus;
•	long-term stock incentive awards;
•	severance and change-in-control arrangements;
•	perquisites; and

•	benefits

Page 2 of Exhibit A

     Each element of our compensation package serves a particular purpose and the balance of these components is established annually by the Committee and is designed to recognize past performance, retain key employees and encourage future performance. We also used the L&A report in our analysis of the balance of these components as compared to our peer group. Based upon our review of the L&A report, while our annual discretionary bonuses are higher than our peer group and our long-term stock incentives are smaller in value than our peer group, we believe that the elements of our compensation package are in line with those offered by our peers, continuing to provide competitive compensation to our executives.
     Base Salary
     We provide our executive officers and other employees with base salaries to compensate them for services rendered during the fiscal year. Base salaries are conservatively set to recognize individual performance while attempting to compensate for market movement of salaries in our peer group, which is why our target position for salary is the 50th percentile of our peer group, although individual circumstances can allow for certain positions to be above or below this percentile. Generally, we review salary levels for our executive officers annually after the end of each fiscal year based on a variety of factors, including individual performance, general levels of market salary increases, our company’s overall financial condition and industry conditions.
     Discretionary Annual Bonus
     We provide incentive compensation to our executive officers and other key employees in the form of a discretionary annual bonus relating to financial and operational achievements during the prior fiscal year for the purpose of retaining and motivating them. The amounts of the bonuses are determined by the Committee and are primarily based upon our analysis of the person’s job performance and his or her specific accomplishments during the preceding fiscal year. The bonus amounts are linked to the achievement of Company-wide goals and are designed to put a significant portion of total compensation at risk, especially for our top executive officers, with a greater portion of total compensation at risk the more senior the executive. The Committee seeks input from the CEO on executive officer performance and internal equity. The Committee also takes into consideration the results of key strategic metrics related to safety, health, environment and security, financial performance and operational excellence. See the Analysis section below for a further discussion of these metrics.
     ~~Individual named executive officers~~ Individuals may be awarded a discretionary annual bonus with a minimum multiple of 0.5 to a maximum multiple of 2.0 times a fixed percentage of their base salary, which in calendar year 2007 ranged from 40% to 65% for our named executive officers.
     Long-Term Stock Incentive Awards
     Pursuant to our shareholder—approved Atwood Oceanics, Inc. 2007 Long-Term Incentive Plan (the “2007 Plan”), the Committee has the ability to grant options, restricted stock awards, stock appreciation rights and performance units to eligible employees and grant nonqualified stock options, restricted stock awards, stock appreciation rights and performance units to eligible directors. The 2007 Plan is designed to motivate participants to put forth maximum effort toward the success and growth of the Company and to enable the Company to attract and retain experienced individuals who, by their position, ability and diligence, are able to make important contributions to the Company’s success. The determination of the size and type of award granted is based on the level and contribution of the intended recipient, as well as the results of the key strategic metrics related to safety, health, environment and security, financial performance and operational excellence. For fiscal year 2007, the Committee awarded restricted stock and stock options to our named executive officers, which was primarily designed to tie a portion of each executive’s compensation to long-term future performance of the Company. As we believe that stock ownership by management through stock-based compensation arrangements is beneficial in aligning management’s and shareholders’ interest, the value of these awards will increase or decrease based upon the future price of our Common Stock.
     Severance and Change-In-Control Arrangements

Page 3 of Exhibit A

     The Company has established the Atwood Oceanics, Inc. Retention Plan for Certain Salaried Employees (the “Retention Plan”), which has a one-year term and is adopted annually, as well as Executive Agreements with Messrs. Irwin, Holland and Kelley (the “Executive Agreements”) in order to secure the interests of our shareholders in the event of a change-in-control of the Company by encouraging certain valued employees to remain employed with the Company during that period of financial uncertainty preceding and following the change-in-control. Our Executive Agreements only address the terms of executive employment and compensation in the event of a termination of employment in connection with a change-in-control of the Company and not as a result of termination unrelated to such change of control. Likewise, payments made to our other senior executives under the Retention Plan would be on the same basis as other members of management in connection with a change-in-control of the Company.
     We feel that this protection helps minimize turnover of our executive talent and ensures that our executive’s attention remains focused on the Company’s and our shareholders’ interests. The payment provisions in the Executive Agreements are meant to provide the relevant executive an appropriate retention incentive while balancing the value to the Company of such retention beyond a transition period. The payment provisions in the Retention Plan are similarly structured. As a result, the more senior a participant and the longer his or her tenure, the greater the retention payment under the Retention Plan. We believe that seniority and tenure are reflective of the value of our executive talent and services to the Company during a transition period. Other than the Retention Plan and Executive Agreements, there are no severance agreements with executive officers.
     In the event of a change-in-control, any outstanding awards granted to any participant (including our senior executives) under the 2007 Plan or any prior stock incentive plans are immediately fully vested, fully earned and exercisable, if an option, and any restriction period terminates immediately. We believe our senior executives should receive the same treatment as other participants in this regard.
     The Committee believes it to be in the best interest of the Company to provide incentives for our senior executives to remain with the Company during a transition period surrounding a change-in-control. However, based upon our history, we have not relied upon employment agreements or other incentives not available to other members of management to retain our senior executives outside of a change-in-control event. Rather, we have addressed retention by focusing on the long-term incentive component of our compensation system.
     For further information regarding our change-in-control arrangements see “Potential Payments upon Termination or Change-In-Control” on page 22 of this proxy.
Perquisites
     The Company provides each of our named executive officers a membership to a luncheon and exercise facility.
     Benefits
     The named executive officers participate in the Company’s other benefit plans on the same terms as other employees, except for an increase in medical and life insurance benefits and the participation in the Rabbi Trust. The increased medical and life insurance benefits to our named executive officers is due to competitive considerations and the importance of each of them to our long term success. Other benefits include a defined contribution plan, or 401(k) plan, for which the Company matches up to 10% of the first 5% of salary contributed by the employee. The Chief Executive Officer and his direct reports, including all of our named executive officers, are able to participate in an additional plan (the “Rabbi Trust”) which allows contribution of amounts in excess of the allowable amount under our 401(k) plan. All amounts paid to the Rabbi Trust must be withdrawn within five years of the participant’s retirement.
     Analysis
     In determining executive compensation for fiscal year 2007, as noted above, the Committee first relied upon the L&A report to determine our peer group, overall compensation levels, and the elements of our compensation package. Then the Committee turned to the determination of the individual levels of compensation for each

Page 4 of Exhibit A

executive for each element of our compensation package. In making this analysis, the Committee next considered our overall historical performance and our future objectives. The Committee has established a number of key strategic metrics related to financial and operational performance. The Committee set the fiscal year 2007 financial performance targets during its annual budget development meeting in the fourth quarter of fiscal year 2006. The measures for financial performance included:
•	gross revenue,
•	earnings before income tax, depreciation and amortization (“EBITDA”),
•	return on equity (“ROE”),
•	income tax,
•	stock price performance, and
•	operating margin.
     For benchmark comparison purposes in fiscal year 2007 the Committee evaluated the Company’s above measures for financial performance against the following “metrics peer group”: Diamond Offshore Drilling, Inc., ENSCO International, Inc., GlobalSantaFe Corporation, Noble Corporation, Pride International, Inc., Rowan Companies, Inc. and Transocean, Inc.
     Gross revenue. The gross revenue target for fiscal year 2007 was $377,000,000. The Company exceeded the target by 7%, with actual gross revenue for fiscal year 2007 of $403,000,000, which was 45% higher than actual gross revenue for fiscal year 2006 of $277,000,000.
     EBITDA. The EBITDA target for fiscal year 2007 was $192,000,000. The Company exceeded the target by less than 1%, having actual EBITDA of $193,000,000 in fiscal year 2007, which was 58% higher than actual EBITDA for fiscal year 2006 of $122,200,000.
     ROE. The ROE target for fiscal year 2007 had two components: (a) improving ROE over fiscal year 2006 results and (b) achieving a ROE equal to the average ROE for the Company’s metrics peer group. The Company’s actual ROE for fiscal year 2007 was 26% compared to 21% for fiscal year 2006, representing an increase of 24%. The average ROE of the Company’s metrics peer group for fiscal year 2007 was 26.2%, meaning the Company missed the target by less than 1%.
     Income tax. The target effective average income tax rate for fiscal year 2007 was a rate of less than 20%. The Company exceeded the target as its actual effective average income tax rate for fiscal year 2007 was 13%.
     Stock price performance. The stock price performance target for fiscal year 2007 was the achievement of at least the average stock price performance of the Company’s metrics peer group. The Company exceeded the target as its stock price in fiscal year 2007 grew 70%, placing it first in its metrics peer group which averaged growth of 41.5%.
     Operating margin. The fiscal year 2007 target for operating margin was the achievement of at least the average operating margin of the Company’s metrics peer group. The Company’s operating margin for fiscal year 2007 was 53.7% and the average of the metrics peer group was 58.2%, meaning the Company missed the target by 7.7%.
     Within our financial performance analysis, the Company exceeded the fiscal year 2007 targets for gross revenues, EBITDA, income tax, and stock price performance, and were close to reaching the targets for ROE and operating margin.
     The measures for operational performance included:
•	the number and severity of safety, operational and/or security incidents,
•	superior results for environmental impact,
•	rig utilization, and

•	rig downtime.

Page 5 of Exhibit A

     Number and severity of safety, operational and/or security incidents
     We established targets for each component of this measure:
     Safety. The Company’s safety target was a [fiscal year] 2007 Total Recordable Incident Rate (“TRIR”), geographically-weighted to the offshore region, equal to or less than the average 2007 TRIR reported by the International Association of Drilling Contractors (“IADC”). Although the incidents were minor, the Company did not meet this target as it reported a TRIR of 1.84 vs. the geographically-weighted IADC offshore average of 1.19, or 55% greater than the target.
     Operational incidents. Operational incidents are unscheduled events due to equipment or procedural shortcomings that interrupt the forward progress of operations. The Company’s target for fiscal year 2007 was to experience no more than two incidents. The Committee established this target based on the Company’s 2004-2006 average of 2.3 events. Despite increased complexity of operations in deeper water depths, the Company met this target with two actual operational incidents in fiscal year 2007.
     Security incidents. The Company had a target of no security incidents in fiscal year 2007. As no security incidents were reported, the Company met this target.
     Environmental impact.
     We believe that it is important to have superior results for environmental impact, and despite the fact that the Company’s fleet operates in widely dispersed areas for different customers, the Company’s common processes for handling environmentally harmful chemicals/products have been effective, resulting in a superior performance in this area in the opinion of the Committee. For fiscal year 2007, the Company had a target of no offshore spills or discharges overboard of environmentally harmful chemicals/products, and for the fourth consecutive year, the Company reported no such spills or discharges.
     Rig utilization.
     The Company’s fiscal year 2007 rig utilization target was set at 100%, based upon fiscal year 2007 performance. The Company achieved actual rig utilization of 100% in fiscal year 2007, meeting this target. The industry average was 90%.
     Rig downtime.
     Rig downtime is assessed based upon whether the downtime is due to repairs, operational incidents, or lack of contract, and whether the downtime is at a repair rate or at zero rate. ~~Most of these measures are compared to both Company targets and performance in prior fiscal years as well as to industry benchmarks. With these key strategic metrics in mind, the Committee set goals such as 100% rig utilization, no zero rate downtime and zero operational incidents for fiscal year 2007, which goals were communicated to the named executive officers at the beginning of fiscal year 2007. As we pride ourselves on our safety record, although operational incidents during fiscal year 2007 were below our peer group average we had a greater number of incidents than in prior years, which factor was taken into consideration by the Committee when determining the discretionary annual bonus.~~ Certain customer sources have established downtime standards of approximately 2% for bottom-supported rigs and approximately 4% for floating rigs. The Company has a mix of bottom-supported and floating rigs. During fiscal years 2004-2006, the Company had overall downtime of 2.4%. Based upon that performance, the Company’s target was for no zero rate downtime from operational incidents in fiscal year 2007 and for overall rig downtime not to exceed 3%. Actual rig downtime for fiscal year 2007 was 2.3%, a 23% improvement over the target. While the Company had 0.28% zero rate downtime from operational incidents in fiscal year 2007, the Committee considered that to have been effectively no zero rate downtime.

Page 6 of Exhibit A

     In addition to these objective measures, the Committee included a more subjective analysis of actions taken by the executive officers to benefit the long term goals of the Company. Such matters as succession planning, executive development, employee satisfaction, and reputation among customers were included in this part of the analysis, particularly for Mr. Irwin, our Chief Executive Officer.
     When setting base salary and bonus targets for fiscal year 2007, the Committee recognized that our performance in fiscal year 2006 and the market environment as a whole supported continued improvements in cash flows which were expected to, and did, lead to earnings at historic levels for fiscal year 2007. Nevertheless, the Committee recognized that superior individual performance in fiscal 2007 would be necessary to achieve the Company’s desired financial results. The Committee established the percentage of base salary which determines the annual discretionary bonus target for each executive officer based upon a review of the competitive data for that position, level of responsibility and ability to impact our success, with the multiplier determined by the individual and Company performance.
     At the end of fiscal 2007, the Committee reviewed the results of the strategic metrics discussed above, considering both historical and benchmark results. The Committee also reviewed the competitive information provided by L&A and again obtained input from L&A on the process used to determine compensation and on the specific compensation actions. After further consultation with L&A, we believe that the results of the compensation actions were well aligned with performance, with the marketplace midpoint, and with shareholder interests, although the fiscal year 2007 bonuses awarded were slightly higher than in our peer group. The Committee also sought input from the CEO on individual named executive officer performance and internal equity.
     Based on the Committee’s analysis of its goal and objectives described above, the Committee set fiscal year 2007 base salaries as follows:

			Percent Increase
		Fiscal Year	from Fiscal Year
Name	Title	2007 Base Salary	2006 Base Salary
John R. Irwin	President and Chief Executive Officer	$438,040	5%
James M. Holland	Chief Financial Officer, Senior Vice President and Secretary	$255,960	5%
Glen P. Kelley	Senior Vice President — Marketing and Administration	$249,920	5%
Alan Quintero	Vice President — Engineering	$211,730	13%
Darryl Smith	Vice President — Operations	$209,190	14%
     The larger increases in salary for Messrs. Quintero and Smith from fiscal year 2006 to 2007 reflect their promotions to senior management to align their compensation with similarly situated executives within our peer group.
     Based upon fiscal year 2007 performance, the Committee awarded stock options and restricted stock awards to our named executive officers as follows:

Page 7 of Exhibit A

	Stock Options	Restricted Stock
	Awarded in December	Awarded in December
Name	2007	2007	Total
John R. Irwin	18,280	5,364	23,644
James M. Holland	5,476	2,684	8,160
Glen P. Kelley	5,476	2,236	7,712
Alan Quintero	3,664	7,108	10,772
Darryl Smith	2,284	896	3,180
TOTAL	35,180	18,288	53,468
     A total of 53,468 stock options and shares of restricted stock were awarded to our named executive officers in December 2007, all of which except for 5,320 shares of restricted stock awarded to Mr. Quintero, relates to fiscal year 2007 performance. The Committee believes the awards are reasonable in relation to our peer group and also support a goal of tying a portion of each executive’s compensation to long-term future performance of the Company. The Committee sets the size of the awards based upon the fair market value of our Common Stock on the date of grant, based in part upon Company and individual performance for fiscal year 2007 as well as our long term goals. The Committee determined a ratio of allocation between stock options and shares of restricted stock, ranging from approximately 2 to 3.4 stock options to each share of restricted stock.
     As part of succession planning, the Committee granted a group of upper management special one-time awards of restricted stock in order to encourage retention. These awards have four year vesting and may not be accelerated for any reason other than change-in-control. Mr. Quintero was the only named executive officer included in the group, which accounts for 5,320 shares of restricted stock awarded to him.
     Based on the Committee’s analysis of its goals and objectives, the Committee set fiscal year 2008 base salaries and awarded bonuses in December 2007 as follows:

			Percent Increase
	Bonus Awarded in	Fiscal Year	from Fiscal Year
Name	December 2007	2008 Base Salary	2007 Base Salary
John Irwin	$520,000	$470,930	8%
James Holland	225,000	274,820	7%
Glen Kelley	194,000	268,060	7%
Alan Quintero	123,000	233,370	10%
Darryl Smith	109,000	233,370	12%
     The fiscal year 2008 base salary increases were based on both fiscal year 2007 performance of the Company as a whole and peer group competitiveness.
     For fiscal year 2007 the fixed percentage of calendar year base salary for purposes of determining discretionary bonuses were 65% for Mr. Irwin, 48% for Messrs. Holland and Kelley and 40% for Messrs. Quintero and Smith. As

Page 8 of Exhibit A

previously discussed, the Committee believes that the more senior an executive, the greater percentage of compensation should be at risk, which accounts for the difference among percentages.
     ~~No named executive officer received the entire multiple of 2 times their percentage base salary for fiscal year 2007 as Messrs. Irwin and Holland received a multiple of 1.8, Mr. Kelley a multiple of 1.6, Mr. Quintero a multiple of 1.4 and Mr. Smith a multiple of 1.25.~~ The multiple for an individual executive officer may range from 0.5 to 2.0. As described above, objective measures of financial and operational performance were mostly above target. The Committee also reviewed more subjective measures such as succession planning, executive development, employee satisfaction, and reputation among customers, and believed that both the Company and the individual officers had a positive performance in that regard. Based upon both these objective and subjective measures, the Committee concluded that a multiple greater than 1.0 was appropriate for the Company’s senior executive officers, with the more senior the executive officer, the higher the multiple, adjusted up or down based upon the Committee’s subjective assessment of each individual executive officer’s contribution toward achieving the targets.
     The multiple is based upon both Company and individual performance, with individual performance based upon the named executive officer’s primary area of responsibility, except in the case of Mr. Irwin. For Mr. Irwin, the Committee considered both his individual performance as well as the individual performance of each of his direct reports, including the other named executive officers. As Chief Executive Officer, the Committee believes that it is appropriate to hold him accountable for the performance of his direct reports in addition to his own performance. No named executive officer received the entire multiple of up to 2.0 times their percentage base salary for fiscal year 2007 as Messrs. Irwin and Holland received a multiple of 1.8, Mr. Kelley a multiple of 1.6, Mr. Quintero a multiple of 1.4 and Mr. Smith a multiple of 1.25.
     ~~The fiscal year 2008 base salary increases were based on both fiscal year 2007 performance of the Company as a whole and peer group competitiveness.~~
     Mr. Holland is primarily responsible for financial matters such as tax and cash flow management, financial internal controls and other associated matters that affect the ability of the Company to meets its financial targets.
     Mr. Kelley is primarily responsible for contractual and marketing matters that affect operational targets including rig utilization and operating margin.
     Mr. Quintero is primarily responsible for engineering and management of construction projects that affect financial targets, rig utilization and rig downtime.
     Mr. Smith is primarily responsible for operational matters that affect operational targets including safety and operational incidents.
     In determining base salary, annual bonus and long-term stock incentive awards, the Committee takes into account available data relating to its overall peer group, the relative position of each named executive officer as compared to similarly situated executive officers at the peer group companies and the performance of the Company compared to the metrics peer group with regard to the targets considered by the Committee. The performance of each of the Company’s named executive officers additionally contributed to the overall performance of the Company, and, therefore, the Committee additionally took that into account when making its determinations.
     Chief Executive Officer Compensation
     Mr. Irwin’s compensation is determined in the same manner as the other executive officers except that the Committee looks not only at his performance but also takes into account the performance of each person who directly reports to him as discussed above. The Committee also placed a higher emphasis on succession planning and executive development when determining Mr. Irwin’s compensation package. In establishing Mr. Irwin’s base salary for fiscal year 2008, the Committee assessed his then current base salary compared to the Company’s performance in fiscal year 2007, market information and his fiscal year 2007 performance. The Committee considered that Mr. Irwin’s base salary, based on the L&A report, was below the market median. Mr. Irwin was granted a salary increase to be effective on January 1, 2008 of approximately 8%, and was awarded a bonus at 119%

Page 9 of Exhibit A

of his fiscal year 2007 base salary based on his individual performance, the performance of those who report directly to him, the Company’s performance in fiscal year 2007 and the market environment as a whole, which supported continued improvements in cash flows and which experienced earnings at historic levels. The Committee in December 2007 also awarded Mr. Irwin stock options to purchase 18,280 shares of Common Stock plus a restricted stock award of 5,364 shares of Common Stock. The Committee based this award assessment on Mr. Irwin’s leadership in achieving operating results and major strategic accomplishments.
     Based on the Company’s performance in fiscal year 2006 coupled with an improving market environment supporting continuing improvements in cash flows and earnings at historic levels, Mr. Irwin was awarded a bonus of $370,000 relating to fiscal year 2006 performance in December 2006, which fell into fiscal year 2007. Similarly, Mr. Irwin was also granted a salary increase effective on January 1, 2007 of approximately 5%. The Committee in December 2006 also awarded Mr. Irwin stock options to purchase 23,000 shares of Common Stock plus a restricted stock award of 13,000 shares of Common Stock. The Committee based this award on its subjective assessment of Mr. Irwin’s performance as Chief Executive Officer and President as well as his service as a Company director.
     The Committee reviewed similar considerations for each of the other named executives, keeping in mind the targeted compensation levels in our compensation philosophy and using the analysis described above.
     Tax Considerations
     Section 162(m) of the Internal Revenue Code provides that certain compensation to certain executive officers in excess of $1 million annually will not be deductible for federal income purposes. Due to exercising stock options during fiscal year 2007, the compensation levels for Messrs. Irwin and Kelley were above the $1 million threshold. Messrs. Irwin and Kelly’s total compensation relating to fiscal year 2007 performance exceeded $1 million by approximately $4.2 million and $3.0 million, respectively.

Page 10 of Exhibit A